EXHIBIT 99.2

SEABRIDGE GOLD INC.

News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release May 14, 2010

Seabridge Gold Files First Quarter 2010 Financial Statements and MD&A
43-101 Preliminary Feasibility Study for KSM Filed on SEDAR

Toronto, Canada – Seabridge Gold announced today that it has filed its First Quarter Financial Statements and Management’s Discussion and Analysis for the three month period ended March 31, 2010 on SEDAR. To review these documents on the Company website, please see http://www.seabridgegold.net/2010-Q1-Report.pdf.

The Company also reports that the full Preliminary Feasibility Study for KSM has now been filed on SEDAR (see news release dated March 31, 2010).

Financial Results

During the three month period ended March 31, 2010, Seabridge recorded a net profit of $73,000 compared to a loss of $997,000 for the same period last year. During the first quarter, Seabridge invested $3,767,000 in mineral interests, primarily at KSM, compared to $1,821,000 during the same period last year. At March 31, 2010 net working capital was $57,498,000 compared to $9,140,000 at December 31, 2009. In March 2010, the Company closed a base shelf  prospectus financing of 2,875,000 common shares for gross proceeds of US$65,837,500.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s reserves and resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release refers to documents which make statements and provide information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. This information is provided to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in detail in our Annual Information Form filed on SEDAR at www.sedar.com and our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net